UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

The following discussion addresses the operating results and financial condition of Clearly Canadian for the year ended December 31, 2005. The Management Discussion and Analysis should be read in conjunction with the Company’s consolidated audited financial statements and the accompanying notes as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 5, 2005.

Operating Results

Year ended December 31, 2005 (2005) compared with year ended December 31, 2004 (2004)

Sales were $9,141,000 for 2005 compared with $11,586,000 for 2004, a decrease of 21.1% ($2,445,000) compared to 2004. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which the Company has addressed, in part, through the Company's recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for the Company to secure additional financing in order to support more aggressive marketing and sales activities for its beverage products.

There were no significant changes in our cost of sales and gross profit margin percentages, being 30.5% for 2005 and 2004. However, the company expects to reduce its cost of sales and increase its gross profit margins in 2006 as a result of packaging changes on its core product.

There were no significant changes in our general and administrative expenses, being $2,411,000 for 2005 compared to $2,312,000 for 2004. The Company has streamlined its upper level management, significantly reduced its office expense overhead and is continuing its corporate restructure program. As result, the company expects to reduce its general and administrative expenses in 2006.

Selling expenses of $3,181,000 in 2005 were approximately 34.8% of sales, compared with $3,275,000 or approximately 28.3% of sales in 2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In 2005, the Company increased its selling expenses in most regions of the United States with the addition of “Market Specialists” whose mandate is to increase availability of product in the all-other-market segment. The increase in selling expenses coincided with the Company’s increased distribution efforts with the Dr Pepper/Seven Up Bottling Group. These efforts resulted in sales growth in the South Central region in 2005, as compared with 2004. While the Company’s sales declined in other regions of the United States which offset the gains from the South Central region, the Company’s private label water business experienced significant growth in 2005, rising 37.6 % over 2004. The Company expects continued growth of its private label water business into 2006.

The loss for 2005 was $6,069,000 (or $1.06 per share) compared with a 2004 loss of $5,086,000 (or $6.56 per share). The loss for 2005 includes the following expenses:

a)

$1,709,000 stock compensation expense in 2005 (2004: $23,000) which represents the non-cash value attributed to certain stock options granted during 2005 in connection with the Company’s May 2005 financing led by BG Capital;

b)	$680,000 restructuring cost in connection with the amendment of certain consulting contracts and lease obligations; and

c)	$221,000 gain on settlement of debt in 2005 (2004: $Nil) which was realized on obtaining reductions In certain accounts owing to creditors concurrent with the Company’s recent restructuring.

For the three months ended December 31, 2005 compared with the three months ended December 31, 2004

Sales were $1,955,000 for the three month period ended December 31, 2005 compared with $2,248,000 for the three month period ended December 31, 2004, a decrease of 13.0% ($293,000). This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which the Company has addressed, in part, through the Company's recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for the Company to secure additional financing in order to support more aggressive marketing and sales activities for its beverage products.

There were no significant changes in our cost of sales and gross profit margin percentages, being 29.8% for the three month period ended December 31, 2005 and 28.7% for the three month period ended December 31, 2004.

There were no significant changes in our selling, general and administrative expenses, being $1,457,000 for the three month period ended December 31, 2005 compared to $1,395,000 for same period ended December 31, 2004. The Company has streamlined its upper level management, significantly reduced its office expense overhead and is continuing its corporate restructure program. As result, the company expects to reduce its general and administrative expenses in 2006.

The loss for the three month period ended December 31, 2005 was $2,048,000 (or $0.39 per share) compared with a loss for the three month period ended December 31, 2004 of $3,151,000 (or $3.90 per share). The loss for the three month period ended December 31, 2005 includes the following expenses:

a)

$381,000 stock compensation expense for the period ended December 31, 2005 (Q4-2004: $23,000) which represents the non-cash value attributed to certain stock options granted during 2005 in connection with the Company’s May 2005 financing led by BG Capital;

b)	$382,000 write-down of property, plant and equipment for the period ended December 31, 2005 (Q4-2004: $721,000); and

c)	$113,000 restructuring cost in connection with the amendment of certain consulting contracts and lease obligations (Q4-2004: $NIL).

Selected Annual Information

($ in thousands, except per share data)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

Total revenue	9,141	11,586	13,270
Net loss	6,069	5,086	3,713
Basic and diluted loss per share	1.06	6.56	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended December 31, 2005.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2005 31-Dec	2005 30-Sep	2005 30-Jun	2005 31-Mar	2004 31-Dec	2004 30-Sep	2004 30-June	2004 31-Mar

Sales	1,955	2,897	2,561	1,728	2,248	3,273	3,131	2,934
Cost of sales	1,373	2,008	1,776	1,192	1,603	2,183	2,201	2,061
Gross profit	582	889	785	536	645	1,090	930	873

Selling, general and administrative expenses	1,457	1,461	1,400	1,274	1,395	1,376	1,513	1,303
Amortization of property, plant and equipment	32	30	28	32	34	33	32	31
Royalty	(46)	-	-	(26)	(133)	-	-	-
Interest expense	58	42	57	64	83	55	58	30
Other, interest, gains, losses and writedowns	1,129	818	978	73	2,417	271	120	6
Net loss	(2,048)	(1,462)	(1,678)	(881)	(3,151)	(645)	(793)	(497)
Net loss per share	(0.39)	(0.27)	(0.55)	(0.81)	(3.90)	(0.90)	(1.10)	(0.70)
Weighted average shares outstanding	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588	745,568	699,150

1 Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

2 Per share figures have been adjusted to reflect the 10:1 consolidation which was completed as of May 5, 2005.

Liquidity and Capital Resources

In order to improve the Company’s balance sheet and implement its corporate restructuring plan in 2005, significant funding was necessary. In connection therewith, and with shareholder approval where required, the Company proceeded with the following matters related to its corporate restructuring:

i)	the consolidation of the Company’s common share capital on a ten old for one new share basis (effective May 2, 2005);

ii)	the conversion of a $1,000,000 loan from BG Capital into preferred shares and the subscription by BG Capital for an additional $1,000,000 of preferred shares (completed as of May 5, 2005);

iii)

the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital including, Marco Markin, Brent Lokash and Cameron Strang (effective May 5, 2005);

iv)	a brokered and non-brokered private placement of $3,075,000 (3,075,000 common shares of the Company at a price of $1.00 per share) completed May 16, 2005 and May 24,2005;

v)	a non-brokered private placement of $635,953 (635,953 common shares of the Company at a price of $1.00 per share) completed May 27, 2005;

vi)	a non-brokered private placement of $1,000,000 (800,000 common shares of the Company at a price of $1.25) completed December 28, 2005; and

vii)	conversion of $500,000 of short term debt into common shares (222,825 common shares at a price of $2 per share) completed November 30, 2005.

These financing activities in 2005 significantly improved the Company’s working capital deficit. At December 31, 2005 the Company had a working capital deficit of $446,000 compared to working capital deficit of $4,370,000 at December 31, 2004, and bank indebtedness, related to an operating line of credit against receivables, of $361,000 at December 31, 2005 compared to bank indebtedness of $272,000 at December 31, 2004. Net cash used in operating activities was $5,655,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $5,776,000, which consisted of proceeds from short term debt (net of $1,000,000 applied to preferred shares) of $1,277,000, the repayment of short term debt of $446,000, the repayment of long term debt of $1,660,000, net proceeds on the issuance of capital stock of $6,516,000 and an increase in bank indebtedness of $89,000. Net cash used in investing activities was Nil for the period to purchase office equipment.

The Company's total contractual obligations at December 31, 2005 were $4,281,000 and were comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at December 31, 2005:

	Payments Due by Period (12 months ending) December 31
Contractual Obligations ($ in thousands, except per share data)	Total	2006	2007	2008	2009	2010	2011 and thereafter

Operating line of credit	361	361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	1,501	-	-	-	-
Operating leases (office equipment and premises)	15	5	5	5	-	-	-
Consulting contracts	1,837	380	380	380	380	317	-

Total Contractual obligations	4,281	1,313	1,886	385	380	317	-

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year ended December 31, 2005, the Company paid $225,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company. The Company has terminated this lease and has moved to different premises.

During 2005 the company repaid $580,000 in short term debt owing to certain directors of the Company.

Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

If the Company had applied the fair value method of accounting for employee stock options in the year 2003, the Company would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and the Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2003 31-Dec	2003 30-Sep	2003 30-June	2003 31-Mar

Net loss before stock-based compensation	(1,627)	(781)	(677)	(628)
Stock-based compensation	-	(6)	(111)	(104)
Pro forma loss for the period	(1,627)	(787)	(788)	(732)
Net loss per share	(2.40)	(1.20)	(1.20)	(1.10)

Weighted average shares outstanding	679,568	679,568	679,568	670,818

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,069,000 for the year ended December 31, 2005 and had a working capital deficit of $446,000, an accumulated deficit of $68,269,000 and a shareholders’ equity of $1,724,000 at year-end. Operations for the year ended December 31, 2005 have been funded primarily from the issuance of capital stock, the net proceeds of short term financing of $831,000 and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale certain land and water rights in Ontario, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, the Company recorded a charge of $1,536,000 in its year ended December 31, 2004 audited financial statements.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2005, two customers represented 60% (two customer in December 31, 2004 represented 32%) of total accounts receivable.

c) Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of and land and water sources ($1.57 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Subsequent Events

a)	On February 22, 2006, the Company issued 200,000 common shares on the exercise of two stock options at a price of U.S. $1 per share, netting the company $200,000;

b)	On February 27, 2006, the Company issued 100,000 common shares to convert CA$222,570 of the Global (GMPC) Holdings Inc., bearing no interest, repayable May, 2006.

c)	On March 1, 2006, the Company signed a Letter of Intent relating to the sales of Innisfill water equipment, storage tanks and water sources at the Thornton well site for CA$400,000.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Cautionary Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: June 15, 2006